Exhibit 99.5

Internal message to TESARO associates from Emma

Subject line: Reaching even more patients together

To everyone in the team at TESARO,

This is a big day for all of us and I want to let you know we are absolutely thrilled that our companies have reached an agreement, which would join us together.

As part of the process to explore this opportunity, we’ve learned a lot about your company. You must be incredibly proud of what TESARO has accomplished in the last eight years. We’ve been impressed with the quality of your science, technical rigour, commercial acumen — and, importantly, the talent and passion of the team. You share GSK’s commitment to delivering great science for patients. We want to help you globalise your mission to reach patients everywhere.

We’re particularly excited to partner with you on Zejula. PARP inhibitors are transforming the way ovarian cancer is treated and we share your belief that they can impact multiple cancer types. By combining your expertise with our new R&D approach, focused on the importance of genetic mechanisms, we would make sure we explore the full potential of Zejula, not only as a first-line maintenance treatment for ovarian cancer, but beyond into other types of cancer, both in monotherapy and in combinations. Additionally, the promise of Zejula in combination with anti-PD-1 therapy, as well as other medicines, would offer us the opportunity to continue making an impact in the oncology market — globally.

Of course, you will have lots of questions. Let me be very clear, our number one will be to preserve and support the great work this fantastic company is already doing. A critical first step will be to form a steering committee, which will be co-chaired by Hal Barron, GSK’s Chief Scientific Officer and Mary Lynne. They will bring together senior leaders from both organisations and together this team will guide the important work of joining our companies, while ensuring we preserve the valuable culture that you have built. More details will come over the next few weeks.

I’m very excited about what we could achieve together.

Emma

Emma Walmsley
GSK CEO